EXHIBIT (a)(1)(J)

EMAIL, DATED MAY 3, 2011, SENT TO EMPLOYEES OF CELERA CORPORATION BY VICE PRESIDENT OF CORPORATE AFFAIRS, DAVID P. SPEECHLY

Attached is a press release issued by Quest this morning regarding the status of the tender offer. Please feel free to contact me if you have any questions.

Additional Information

This communication is for informational purposes only. It does not constitute an offer to purchase shares of Celera or a solicitation/recommendation under the rules and regulations of the SEC. Quest Diagnostics and its subsidiary Spark have filed with the SEC a tender offer statement on Schedule TO, including the offer to purchase and related documents, which has been previously amended and will be further amended as described herein. Celera has filed with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9, which has been previously amended and will be further amended as described herein. These documents contain important information and stockholders of Celera are advised to carefully read these documents before making any decision with respect to the cash tender offer. These documents are available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain related tender offer documents may be obtained free of charge by directing a request to Quest Diagnostics at 973-520-2900. A copy of the tender offer statement and Celera’s solicitation/recommendation statement on Schedule 14D-9 are available to all stockholders of Celera free of charge at www.celera.com.

[Attachment]

Quest Diagnostics Announces One Day Extension of Offer to Acquire Celera to 5pm Today

Over 52% of Fully-Diluted Shares Tendered to Date, Including Guaranteed Shares

MADISON, N.J., May 3, 2011 /PRNewswire/ — Quest Diagnostics Incorporated (NYSE: DGX), the world’s leading provider of diagnostics testing, information and services, announced today that Spark Acquisition Corporation, its wholly owned subsidiary (“Spark”), has extended the expiration of its tender offer to acquire all outstanding shares of common stock of Celera Corporation (NASDAQ: CRA) for $8.00 per share in cash, to 5:00 p.m., New York City time, today, May 3, 2011, unless further extended in accordance with the Merger Agreement (as defined below) and the applicable rules and regulations of the Securities and Exchange Commission.

Computershare Trust Company, N.A., the depositary for the tender offer, has indicated that, as of 5:00 p.m., New York City time, on May 2, 2011, 82,181,869 shares of common stock of Celera were issued and outstanding, and 40,451,233 shares of common stock of Celera have been tendered into and not properly withdrawn from the tender offer. These shares represent approximately 49.22% of Celera’s outstanding shares of common stock and 46.10% of Celera’s outstanding shares of common stock on a fully diluted basis (as determined pursuant to the Merger Agreement, as defined below). In addition, the depositary has received commitments to tender approximately 5,588,479 shares of common stock of Celera in accordance with the guaranteed delivery procedures, which, when combined with the shares tendered and not properly withdrawn from the tender offer, represent approximately 56.02% of Celera’s outstanding shares of common stock and 52.47% of Celera’s outstanding shares of common stock on a fully diluted basis (as determined pursuant to the Merger Agreement).

The tender offer was previously scheduled to expire at 5:00 p.m., New York City time, on May 2, 2011. The tender offer is being made pursuant to an offer to purchase, dated March 28, 2011, as amended, and in connection with an agreement and plan of merger, dated March 17, 2011, as amended on April 18, 2011, by and among Quest Diagnostics, Spark and Celera (the “Merger Agreement”), which Quest Diagnostics and Celera announced on March 18, 2011.

Except for the extension of the tender offer, all other terms and conditions of the tender offer remain unchanged.

About Quest Diagnostics

Quest Diagnostics is the world’s leading provider of diagnostic testing, information and services that patients and doctors need to make better healthcare decisions. The company offers the broadest access to diagnostic testing services through its network of laboratories and patient service centers, and provides interpretive consultation through its extensive medical and scientific staff. Quest Diagnostics is a pioneer in developing innovative new diagnostic tests and advanced healthcare information technology solutions that help improve patient care. Additional company information is available at: www.questdiagnostics.com.

Legal Notices and Disclaimers

This release is for informational purposes only. It does not constitute an offer to purchase shares of Celera or a solicitation/recommendation under the rules and regulations of the SEC. Quest Diagnostics and its subsidiary Spark have filed with the SEC a tender offer statement on Schedule TO, including the offer to purchase and related documents, which has been previously amended and will be further amended as described herein. Celera has filed with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9, which has been previously amended and will be further amended as described herein. These documents contain important information and stockholders of Celera are advised to carefully read these documents before making any decision with respect to the cash tender offer. These documents are available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain related tender offer documents may be obtained free of charge by directing a request to Quest Diagnostics at 973-520-2900. A copy of the tender offer statement and Celera’s solicitation/recommendation statement on Schedule 14D-9 are available to all stockholders of Celera free of charge at www.celera.com.

As stated, the depositary for the tender offer is Computershare Trust Company, N.A. The information agent for the tender offer is D.F. King & Co., Inc. The dealer manager for the tender offer is Morgan Stanley & Co. Incorporated.

Contacts:

Kathleen Valentine (Investors): 973-520-2900

Gary Samuels (Media): 973-520-2800